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SEC FILE NUMBER
8-67857

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fennebresque & Co,. LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2025 Cassamia Place
(No. and Street)

Charlotte	NC	28211
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Fennebresque Jr	704-295-8902	john@fennebresque.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Ste 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Fennebresque, Jr, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fennebresque & Co., LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: John Fennebresque

Title: Managing Director

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FENNEBRESQUE & CO. LLC

(a wholly-owned subsidiary of Fennebresque & Co. Holdings, LLC)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

Contents

Jennifer Wray CPA PLLC
800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of Fennebresque & Co., LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Fennebresque & Co., LLC as of December 31, 2025, the related statements of Income, changes in member's equity, and cash flows for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Fennebresque & Co., LLC as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Fennebresque & Co., LLC's management. Our responsibility is to express an opinion on Fennebresque & Co., LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fennebresque & Co., LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Fennebresque & Co., LLC's financial statements. The supplemental information is the responsibility of Fennebresque & Co., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Fennebresque & Co., LLC's auditor since 2021.

Sugar Land, Texas

March 30, 2026

FENNEBRESQUE & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	127,276
Accounts receivable, net	$	-
Prepaid Assets	$	707
Fixed Assets	$	17,117
Total assets	$	145,100

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses and accounts payable	$	2,077
Total Liabilities	$	2,077
Member's equity	$	143,023
Total liabilities and member's equity	$	145,100

FENNEBRESQUE & CO., LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2025

REVENUES

Reimburseable Expenses	18,990
Fee income	225,000
Other income	7
Total revenues	$ 243,997

EXPENSES

Employee compensation and benefits	91,084
Infrastructure Expenses	15,885
Marketing and promotion	25,315
Professional Services	26,506
License, Taxes, Fees	1,184
Bank Fees	49
Depreciation	2,171
Interest	62
Utilities	3,893
Regulatory Fees	4,076
Dues and Memberships	503
Charitable Contributions	720
Total expenses	171,448

Net income	**$ 72,549**

FENNEBRESQUE & CO., LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
DECEMBER 31, 2025

	Contributed capital	Retained earnings	Total member's equity
JANUARY 1, 2025	$ 185,679	$ (95,897)	$ 89,782
Net income	-	72,549	72,549
Member contributions/distributions		(19,308)	(19,308)
DECEMBER 31, 2025	$ 185,679	$ (42,656)	$ 143,023

FENNEBRESQUE & CO., LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2025

OPERATING ACTIVITIES

Net income	$	72,549
Adjustments to reconcile net income to net cash		
used in operating activities:		
Accounts Receivable		
Prepaid Assets: Prepaid Insurance		(100)
Prepaid Assets: FINRA		1,086
Prepaid Assets:Prepaid Payroll Expenses		(48)
Accounts Payable		(162)
BofA CC 5065		1,359
Accrued SEP IRA Contribution		(31,875)
		(29,740)
Net cash used in operating activities	$	42,809

INVESTING ACTIVITIES

Accumulated Depreciation		2,171
Net cash provided by Investing activities	$	2,171

FINANCING ACTIVITIES

Member contributions		(132,818)
Member distributions		365,536
Retained Earnings		(307,485)
Net cash used in financing activities	$	(74,767)
Net increase in cash		(29,787)

CASH, BEGINNING OF YEAR		157,063
CASH, END OF YEAR	$	127,276

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Business Activity and Regulation

Fennebresque & Co., LLC ("the Company") began operations on January 3, 2008 and is a Delaware limited liability company that provides investment banking advisory services to private equity groups and middle market companies, with a general focus on companies with at least $10 million of revenue and $3 million of earnings before interest, taxes, depreciation and amortization ("EBITDA"). The Company is a licensed broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and is a wholly owned subsidiary of Fennebresque & Co. Holdings, LLC, ("Holding Company") whose only assets are its ownership interests in the Company.

Cash

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash deposits with financial institutions insured by the Federal Deposit insurance Corporation ("FDIC") in the United States. At times, balances may exceed insurable limits.

Recognition of Revenue

The Company's revenues are generated primarily through providing merger and acquisition-related advisory services. The Company receives non-refundable, retainer and advisory fees to compensate for the substantial research and analysis performed as part of the engagement. The Company recognizes these non-refundable advisory fees as they are earned, which typically occurs with the passage of time as the services are rendered. The remainder of any fee revenue generated by the Company is recognized upon the closing of a transaction.

The Company records revenue in accordance with ASU No. 2014-09 "Revenue from Contracts with Customers" (Topic 606) and all subsequent ASUs that modified Topic 606 using the modified retrospective approach. Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's revenue is comprised of advisory fee revenue. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. Accounts receivable from customers include out-of-pocket expenses that are incurred by and reimbursable to the Company. The allowance for doubtful accounts is based on the Company's prior experience of collections and existing economic conditions. On December 31, 2025, management has recorded an allowance of $0.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the member in accordance with the operating agreement and is reflected in the member's income taxes; accordingly, the accompanying financial statements do not reflect a provision or liability for federal and state income taxes. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2025. Fiscal years ending on or after December 31, 2018, remain subject to examination by federal and state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The Company's aggregate indebtness to net capital is 1.66%.

As of December 31, 2025, the Company had net capital of $125,199 which was $120,199 in excess of its required net capital of $5,000.

NOTE 3- CONCENTRATION

During 2025, the Company earned approximately 68% of total fee income from one client.

NOTE 4 – SUBSEQUENT EVENTS

The Company evaluated the effect subsequent events would have on the financial statements the date the financial statements were available to be issued.

NOTE 5 – RELATED PARTIES

The equity in the Company is held by Fennebresque & Co. Holding Company.

NOTE 6 - COMMITMENTS AND CONTINGENICES

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management is not aware of any legal proceedings where the Company is named.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2025 are as follows:

Furniture and Fixtures	
Office renovation	$24,047
Auto repairs	$2,840
	$26,887
Less accumulated depreciation	$(9,770)
	$17,117

The office renovation was purchased on 8/10/2021 for $24,047 and is being depreciated on a straight-line basis in 2021 at $802, 2022 at $1,603, 2023 at $1,603, 2024 at $1,603, & 2025 at $1,603 leaving the asset with a book value of $16,833 as of 1/1/2026. The auto repair was purchased on 6/1/2021 for $2,840 and is being depreciated on a straight-line basis in 2021 at $284, 2022 at $568, 2023 at $568, 2024 at $568, & 2025 at $568 leaving the asset with a book value of $284 as of 1/1/2026.

Note-Single Reportable Segment

According to the guidance in FASB ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires the companies, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of one class of services, including investment banking, investment advisory, and venture capital businesses. The Company has identified its President John Fennebresque as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make member distribution. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 68% of its total revenue from a single external customer in 2025.

FENNEBRESQUE & CO., LLC
(a wholly-owned subsidiary of Fennebresque & Co. Holdings, LLC)
DECEMBER 31, 2025

<u>SCHEDULE 1</u>

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

TOTAL MEMBER'S EQUITY	$	143,023
ADD		
Liabilites subordinated to claims of general creditors		
allowable in computation of net capital		-
Total capital and allowable subordinated liabilities	$	143,023
DEDUCT		
Nonallowable assets:		
Accounts receivable		-
Prepaid expenses		707
Furniture and Expenses		17,117
NET CAPITAL	**$**	**125,199**

Computation of basic net capital requirement:

Minimum net capital required (greater of $5,000 or 8.71% of aggregate indebtedness)	**$**	**5,000**
Excess net capital	**$**	**120,199**

Aggregate indebtedness:

Accounts payable and accrued expenses		2,077
Total aggregate indebtedness	**$**	**2,077**
Percentage, aggregate indebtedness to net capital		**1.66%**

The above computation does not materially differ from Fennebresque & Co., LLC's computation, as shown in its FOCUS Report Form X-17A-5, Part IIA dated December 31, 2024.

Fennebresque & Co., LLC

Schedule II - Computation for Determining of Reserve Requirements
Pursuant to SEA Rule 15c3-3
As of December 31, 2025

A computation of reserve requirements is not applicable to Fennebresque & Co., LLC.

Fennebresque & Co., LLC

Schedule III - Information Relating to Possession or Control Requirements
Pursuant to SEA Rule 15c3-3
As of December 31, 2025

Information relating to possession or control requirements is not applicable to Fennebresque & Co., LLC.

Jennifer Wray CPA PLLC

800 Bonaventure Way, Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Fennebresque & Co., LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which The Company is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following: (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities in mergers and acquisitions, private placement of securities and other investment banking services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Fennebresque & Co., LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Coronado Investments LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.
March 30, 2026

Fennebresque & Co., LLC's Exemption Report

Fennebresque & Co., LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mergers and acquistions, private placement of securities and other investment banking services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and 3) did not carry PAB accounts (as defined (in Rule 15c3-3) throughout the most recent fiscal year without exception.

Fennebresque & Co., LLC

Fennebresque & Co., LLC

I, John Fennebresque, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: John Fennebresque

Title: Managing Director

March 19, 2026